[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

212-474-1024

BioFuel Energy Corp.
Registration Statement on Form S-1
File No. 333-169982

December 3, 2010

Dear Ms. Long:

BioFuel Energy Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-169982) (the “Registration Statement”).  This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated November 29, 2010 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.  Where requested, supplemental information is provided.

Four clean copies of Amendment No. 2, and four copies that are marked to show changes from Amendment No. 1, dated November 17, 2010, to the Registration Statement, are enclosed for your convenience with three copies of this letter.  Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

Amendment No. 1 to Form S-1

General

1.
We note that in response to comment one in our letter dated November 8, 2010, you have included disclosures indicating that the offering to the backstop parties will be completed privately and have removed from registration the subscription rights and the respective underlying securities that the backstop parties have agreed to purchase pursuant to the rights offering letter agreement.  However, you have not provided any legal basis explaining why the registered offering to the rest of the company’s existing stockholders may be bifurcated and not integrated with the private offering to the backstop parties, nor have you addressed the backstop commitments.  Please provide us with your detailed legal analysis as to why you believe it is appropriate to register the subscription rights and the underlying securities to be purchased by these stockholders on this Form S-1.  For further guidance please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

As noted in the Company’s letter dated November 17, 2010, the Company has revised the Registration Statement to remove the subscription rights and related underlying securities that the Backstop Parties have agreed to exercise and purchase pursuant to the Rights Offering Letter Agreement.  Accordingly, the offering of such subscription rights and the related underlying securities to the Backstop Parties will be completed on a private basis concurrent with the closing of the rights offering contemplated by the Registration Statement.  The Company believes that it is appropriate to register the subscription rights and the underlying securities being offered to the Company’s stockholders independently of the private offering to the Backstop Parties.

Securities Act Release No. 8828 (“Release 8828”) provides a framework for analyzing integration issues in connection with concurrent public and private offerings.  Release No. 8828 makes clear that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”  Instead, an analysis should be made of whether the investors in the private offering were solicited by the registration statement or by some other means.  As stated in Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations (“CDI 139.25”), “if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.  Hence, there would be no integration of the private offering with the public offering.”  CDI 139.25 also makes clear that the five-factor integration analysis in Securities Act Rule 502(a) does not apply to the specific situation of concurrent public and private offerings.  Instead, only the guidance set forth in Release No. 8828, as confirmed by CDI 139.25, applies.

Consistent with Release No. 8828 and CDI 139.25, at the time the Backstop Parties entered into the Rights Offering Letter Agreement, there had been no general solicitation and the Registration Statement had not been prepared or filed.  Therefore the availability of the Section 4(2) exemption for the decision by the Backstop Parties to commit to exercise their subscription rights and purchase the related underlying securities, as well as their decision pursuant to the Backstop Commitment to commit to purchase securities underlying all unexercised subscription rights, was unaffected.  As set forth in the Registration Statement (see pages 16 and 59 of Amendment No. 2), any depositary shares purchased by the Backstop Parties pursuant to the Backstop Commitment will be purchased directly from the Company on a private basis and are not being registered pursuant to the Registration Statement.  The Backstop Parties have long-standing, substantive, pre-existing relationships with Company.  They have been significant stockholders of the Company since its formation (prior to its initial public offering); in the past, Third Point has had representation on the Company’s board of directors; and David Einhorn, who is the principal of the Greenlight Parties, is currently a member of the Company’s board of directors.  In addition, the Backstop Parties are holders of the Company’s subordinated debt and, concurrently with the execution of the Rights Offering Letter Agreement, provided bridge loan financing to the Company, each as described in the Registration Statement.  The Backstop Parties entered into the Right Offering Letter Agreement following private direct negotiations with the Company as more fully described in the Registration Statement.  Clearly, the Backstop Parties were not identified or contacted through the marketing of the public rights offering and did not contact the Company as a result of any general solicitation by means of the Registration Statement.  This comports with the analysis in Release No. 8828, which states that “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

None of the Company’s other stockholders, on the other hand, had any contacts or discussions with the Company prior to the filing of the Registration Statement, and none of the Company’s other stockholders were involved in the private negotiations with the Company that resulted in the Backstop Parties and the Company executing the Rights Offering Letter Agreement.  Rather, the public rights offering was designed to provide the Company’s other stockholders with the opportunity and ability to participate equally and proportionately in the equity offering.  Appropriately, the participation of such non-Backstop Party stockholders in the rights offering is being solicited through a general solicitation by means of the Registration Statement, and this public offering needs to be registered pursuant to Section 5 of the Securities Act of 1933.

Accordingly, the Company believes that it is appropriate to register on the Registration Statement the subscription rights and the underlying securities to be offered to the Company’s stockholders other than the Backstop Parties, that it is permissible to consummate the private and public offerings at the same time and that there should be no integration of the private and public offerings.

Part II – Information Not Required in Prospectus, page II-1

Undertakings, page II-9

2.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The Company has revised the undertakings in Amendment No. 2 to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 – Opinion of Cravath, Swaine & Moore LLP regarding the validity of the securities being issued

3.
We note that counsel qualifies its opinion with respect to the preferred stock in paragraph 2 by assuming the filing of the certificate of designations.  Please advise us as to why the certificate cannot be filed prior to effectiveness of the registration statement.

The Company intends to file the Certificate of Designations immediately prior to issuance of the Series A Non-Voting Convertible Preferred Stock in accordance with §151(g) of General Corporation Law of the State of Delaware.  Such issuance will not occur until consummation of the rights offering.  The Company confirms that it will amend the Form of Certificate of Designations filed as Exhibit 4.3 to the Registration Statement if any material changes are made to the Certificate of Designations prior to consummation of the rights offering.

4.	Please have counsel revise the opinion set forth in paragraph 3 to also opine that the depositary shares entitle their holders to the rights specified in the deposit agreement.

The Company’s counsel, Cravath, Swaine & Moore LLP, has revised the opinion set forth in paragraph 3 to also opine that the depositary shares entitle their holders to the rights specified in the deposit agreement.  The Company has attached as Exhibit A to this letter a revised draft opinion of Cravath, Swaine & Moore LLP regarding validity of the securities being issued.  This opinion will be finalized after the form of Amended and Restated Rights Offering Letter Agreement has been executed and the Board of Directors of the Company has approved the final resolutions authorizing the related transactions, and the opinion will then be filed as Exhibit 5.1 to the Registration Statement in a pre-effective amendment.

5.
Please have counsel revise the opinion set forth in paragraph 4 to remove the assumptions in clauses (i) and (ii).  Please be advised that we will not object if counsel assumes that the common stock will be issued upon conversion of the preferred in accordance with the terms of the preferred stock, as set forth in the certificate of designations.

Cravath, Swaine & Moore LLP has revised the opinion set forth in paragraph 4 to remove the assumptions in clauses (i) and (ii) and to assume that the common stock will be issued upon conversion of the Series A Non-Voting Convertible Preferred Stock in accordance with the terms of the Certificate of Designations.

6.
Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR as part of your response.

Cravath, Swaine & Moore LLP hereby confirms that it concurs with the Commission’s understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable reported judicial decisions interpreting these laws.  Cravath, Swaine & Moore LLP has also revised its opinion to so confirm.

Exhibit 8.1 – Opinion of Cravath, Swaine & Moore LLP regarding certain tax matters

7.
We note the statement in the penultimate paragraph that counsel’s opinion is qualified by disclosure in the prospectus.  As counsel is providing a long-form opinion, counsel must include all qualifications in its opinion.  Please revise accordingly.

Cravath, Swaine & Moore LLP has revised the opinion in response to the Staff’s comment.  The Company has attached as Exhibit B to this letter a revised draft opinion of Cravath, Swaine & Moore LLP regarding certain tax matters.  This opinion will be finalized after the form of Amended and Restated Rights Offering Letter Agreement has been executed, and the opinion will then be filed as Exhibit 8.1 to the Registration Statement in a pre-effective amendment.

8.
The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities.  We note that counsel’s opinion in the penultimate paragraph is subject to uncertainty.  Please have your counsel explain in detail why it cannot give a “will” opinion by describing the degree of uncertainty and the related risks to the investors.

The Company has revised its disclosure on pages 87- 90 of Amendment No. 2 in response to the Staff’s comment.  The authorities governing transactions such as the rights offering are complex and do not speak directly to the consequences of certain aspects of the rights offering, including, for example, the effects of the over-subscription privilege, the LLC’s concurrent private placement and the Backstop Commitment.  The lack of specific authorities that speak to such consequences prevents Cravath, Swaine & Moore LLP from providing a “will” opinion with respect to the U.S. federal income tax treatment of the receipt of the subscription rights in the rights offering.  Cravath, Swaine & Moore LLP can, however, provide a “will” opinion with respect to the U.S. federal income tax treatment of the exercise and expiration of the subscription rights in the rights offering, and the Company has revised its disclosure in Amendment No. 2 accordingly.

Preliminary Proxy Statement on Schedule 14A

General

9.	To the extent necessary, please revise the proxy disclosures to make them consistent with your disclosures in the Form S-1 as amended.

The Company respectfully submits that it believes that the proxy disclosures are consistent with the disclosures in the Form S-1 as amended.

Please contact the undersigned at (212) 474-1024, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copies to:

Era Anagnosti
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mark L. Zoeller
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

Exhibit A

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

[          ]

BioFuel Energy Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel to BioFuel Energy Corp., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-1 (Registration No. 333-169982) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of (i) subscription rights of the Company (the “Rights”), (ii) shares of series A non-voting convertible preferred stock of the Company (the “Preferred Stock”), (iii) depositary shares each representing a fractional interest in a share of Preferred Stock (the “Depositary Shares”) and (iv) shares of common stock of the Company (the “Common Stock”), in each case referred to therein.

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Registration Statement and the exhibits thereto and such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion, including, without limitation, the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-laws of the Company, a specimen certificate representing the shares of Common Stock, a specimen certificate representing the shares of Preferred Stock, the Certificate of Designations (the “Certificate of Designations”) for the Preferred Stock, the form of depositary receipt representing the Depositary Shares, the Deposit Agreement (the “Deposit Agreement”), dated as of [          ], between the Company and BNY Mellon Shareowner Services, as depositary (the “Depositary”), the form of rights certificate representing the Rights, and the resolutions adopted by the Board of Directors of the Company on September 24, 2010 and [          ].

In rendering our opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing and subject to the qualifications set forth herein, we are of opinion as follows:

1.  The Rights have been duly and validly authorized, and, when validly issued in accordance with such authorization, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).

2.  The shares of Preferred Stock represented by the Depositary Shares have been duly and validly authorized and, upon filing of the Certificate of Designations with respect to the Preferred Stock with the Secretary of State of the State of Delaware and issuance thereof, will be validly issued, fully paid and nonassessable.

3.  The Depositary Shares issuable upon the exercise of the Rights have been duly and validly authorized and, upon (i) the filing of the Certificate of Designations with respect to the Preferred Stock with the Secretary of State of the State of Delaware, (iii) issuance of the Preferred Stock and the deposit thereof with the Depositary, (iii) depositary receipts representing the Depositary Shares having been duly executed, countersigned, registered and delivered in accordance with the Deposit Agreement and (iv) the due exercise of the Rights, the Depositary Shares will be validly issued and will entitle the holders of the Depositary Shares to the rights specified in the Deposit Agreement.

4.  Upon the issuance of the shares of Common Stock upon conversion of the Preferred Stock in accordance with the terms of the Certificate of Designations and the Amended and Restated Certificate of Incorporation of the Company, such shares of Common Stock into which the shares of Preferred Stock are convertible will be validly issued, fully paid and nonassessable.

We are admitted to practice in the State of New York, and we express no opinion as to matters governed by any laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the Federal laws of the United States of America.  The reference and limitation to the “General Corporation Law of the State of Delaware” includes the statutory provisions and all applicable reported judicial decisions interpreting these laws.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement.  We also consent to the reference to our firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.  In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

O

Exhibit B

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

[          ]

Ladies and Gentlemen:

We have acted as counsel to BioFuel Energy Corp., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-1 (Registration No. 333-169982) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of (i) subscription rights of the Company (the “Rights”), (ii) shares of series A non-voting convertible preferred stock of the Company (the “Preferred Stock”), (iii) depositary shares each representing a fractional interest in a share of Preferred Stock (the “Depositary Shares”) and (iv) shares of common stock of the Company (the “Common Stock”), in each case referred to therein, and in connection with the distribution by the Company to record holders of its Common Stock of the Rights to purchase Depositary Shares (the “Rights Offering”).

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Registration Statement and the exhibits thereto and such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion, including, without limitation, the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-laws of the Company and the Amended and Restated Rights Offering Letter Agreement dated as of [         ], 2010 (the “ROLA”), by and among the Company, BioFuel Energy, LLC, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital (Gold), L.P., Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd., Third Point Loan LLC and Third Point Advisors LLC.

In rendering our opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

In rendering our opinion, we have assumed, with your permission, that (i) the Rights Offering will be consummated as described in the Registration Statement and (ii) the statements concerning the terms of the Rights Offering set forth in the ROLA and the Registration Statement are, and will remain, true, complete and correct at all times up to and including the consummation of the Rights Offering.

Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect.  Any change in applicable laws or the facts and circumstances surrounding the Rights Offering after the date of effectiveness of the Registration Statement, or any inaccuracy in the statements, facts and assumptions upon which we have relied, may affect the continuing validity of our opinion as set forth herein.  We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention.  Finally, our opinion is limited to the tax matters specifically covered hereby.  No opinion should be inferred as to (i) any other tax consequences of the Rights Offering or (ii) the tax consequences of the Rights Offering under any state, local or foreign law, or with respect to other areas of U.S. Federal taxation.  We are admitted to practice in the State of New York, and we express no opinion as to matters governed by any laws other than the Federal laws of the United States of America.

Based on the foregoing and subject to the qualifications set forth herein, we are of opinion that the legal conclusions set forth in the discussion under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement are accurate in all material respects.

We hereby consent to the filing of this opinion with the Commission as Exhibit 8.1 to the Registration Statement.  We also consent to the reference to our firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.  In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

O